SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

07020534

RECEIVED
2007 JAN 24 A 11:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

4 January 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re: Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 3 January 2007, Re: Monthly Announcement pursuant to Paragraph 3.1(b) of the Amended Practice Note No. 17/2005 issued by Bursa Malaysia Securities Berhad for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

PROCESSED
JAN 26 2007
THOMSON
FINANCIAL

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dw 1/25

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to SILVERSTONE CORPORATION on 03/01/2007 18:22:15
Submitted by SILVERSTONE CORPORATION on 03/01/2007 18:25:12
Reference No SC-070103-8F5FA

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Monthly Announcement pursuant to Paragraph 3.1(b) of the Amended Practice Note No. 17/2005 ("PN 17") issued by Bursa Malaysia Securities Berhad

* **Contents :-**

We refer to the announcements dated 8 May 2006 and 9 May 2006 made by Silverstone Corporation Berhad ("Company") in relation to the classification of the Company as an affected listed issuer pursuant to PN 17 and the announcement dated 29 December 2006 in relation to Bursa Malaysia Securities Berhad's ("Bursa Securities") rejection on the application for an extension of time for the Company to submit a regularisation plan to the relevant authorities for approval ("Rejection").

The Board of Directors of the Company hereby announces that the Company is still formulating its plan to regularise its financial condition and that the Company will be making an appeal to Bursa Securities on the Rejection. The relevant announcements will be made accordingly.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

\- 3 JAN 2007